FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
                                   FILING COMPANY: CLEARONE COMMUNICATIONS, INC.
                     SUBJECT COMPANY: E.MERGENT, INC., SEC FILE NUMBER 000-23858

The merger agreement for ClearOne Communications, Inc.'s acquisition of E.mergent, Inc. was filed by ClearOne Communications, Inc. under cover of Form 8-K on February 6, 2001 and is incorporated by reference into this filing.